FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of SEPTEMBER, 2007

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

Suite 1640 -1066 West Hastings Street, Vancouver, B.C. Canada, V6E 3X1

(Address of principal executive offices)

Attachments:

1.

News Release dated September 7, 2007- International KRL Resources Corp. and Logan Resources Ltd. Announce the Resignation of Michael Hibbitts, VP of Exploration

2.

News Release dated September 10, 2007- International KRL Resources Corp. Reports Assays From 1.30% To 5.54% U From NOR; Wraps Diamond Drill Program For This Season

3.

News Release dated September 11, 2007 Announces the Grant of Options

4.

News Release dated September 18, 2007- International KRL Resources Corp. and Logan Resources Ltd. Option Their Turn River Uranium-Nickel Project To Longview Capital Partners

5.

News Release dated September 27, 2007- International KRL Resources Corp. Options Lead-Zinc-Silver Project; Plans Fall 2007 Diamond Drill Program

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

INTERNATIONAL KRL RESOURCES CORP.

(Registrant)

Date: October 16, 2007

By: /s/ Judith T. Mazvihwa

 Name

Its: CFO/Director

(Title)

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)	DATE: September 7, 2007

INTERNATIONAL KRL RESOURCES CORP. AND LOGAN RESOURCES LTD. ANNOUNCE THE RESIGNATION OF MICHAEL HIBBITTS, VP EXPLORATION

Friday, September 7, 2007 - International KRL Resources Corp. (IRK:TSX-V) and Logan Resources Ltd. (LGR:TSX-V), a related company with certain common directors, today announced the resignation of Michael Hibbitts, Vice President, Exploration, effective immediately. Mr. Hibbitts has resigned to pursue personal priorities and interests. He will be available to the companies to verify assays from the 2007 exploration and drill programs.

“We wish him well as he embarks on a new path and thank him for his efforts. In the fourteen months that Michael has been with the companies, he has helped implement four aggressive diamond drill programs in the Yukon and contributed his expertise to the research and staking of the Turn River uranium-nickel project,” said Seamus Young, President and CEO.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and development of Canadian mineral properties. The Company is currently exploring for uranium, copper, and gold in the Yukon Territory, Saskatchewan, Ontario and British Columbia.  For more information on the properties and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

Logan Resources Ltd. is a mineral exploration company with an impressive portfolio of Canadian projects. The Company is currently exploring for copper, gold and uranium in the Yukon Territory, uranium in Saskatchewan's uranium-rich Athabasca Basin as well as gold, silver, lead and zinc in British Columbia. For more information on the properties and Logan Resources Ltd. please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD OF

INTERNATIONAL KRL RESOURCES CORP. & LOGAN RESOURCES LTD.

“Seamus Young”

Seamus Young

President & CEO

For further Information Please Contact:

Seamus Young, President & CEO

International KRL Resources Corp. & Logan Resources Ltd.

604-689-0299 x223

Natasha Blackburn, Director of Corporate Development

International KRL Resources Corp. & Logan Resources Ltd.

604-689-0299 x 224

The RAYA Group, Investor Relations - Logan Resources Ltd.
Toll-free: 1-877-626-2121

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)	DATE: September 10, 2007

INTERNATIONAL KRL REPORTS ASSAYS FROM 1.30% TO 5.54% U FROM NOR; WRAPS DIAMOND DRILL PROGRAM FOR THIS SEASON

Vancouver, Monday, September 10, 2007 – International KRL Resources Corp. (TSXV:IRK) today announced assays of 1.30%, 1.48% and 5.54% uranium from three grab samples taken over 25 metres at its Nor iron oxide-copper-gold project in the Yukon. The uranium mineral is brannerite. These new samples were taken from an area 78 metres away from the previously announced 4.8% uranium sample from the original showing (NR-March 1, 2007).

Scintillometer surveys conducted on the property this summer also identified two new uranium showings (NR-July 26, 2007) which appear to line up with the original showing in a north-northwesterly trend over a strike length in excess of 1.1 kilometers. The brannerite is hosted in a potassic feldspar altered silicious structure. Hand trenching did not expose sufficient bedrock to confirm the orientation of the structure due to the overburden, slumping and permafrost.  However, the hand trenching suggests that the structure appears to be a north-south to north-northwest striking, steeply dipping vein. The Company is seeking the additional permits required to utilize the heavy equipment necessary to conduct a mechanized stripping and trenching program to gain better exposure and understanding of the mineralization.

The Company has also just completed property-wide airborne radiometric and magnetic surveys. A number of areas of interest were identified from the preliminary readings. Detailed analysis and further interpretation of the results is underway.

In addition, the Company reports that with the onset of fall/winter weather at Nor, which impacts the water access necessary for drilling as well as flying conditions, it has wrapped the drill program for the season. Seven holes were drilled testing both copper and uranium targets. All the samples have now been shipped to the lab and assays are pending.

“The 2007 field season has been an operational success. The Company is extremely pleased with the skilled crews and the equipment provided by its diamond drill contractor this year. The new brannerite showings identified by our team and the high uranium values in the new samples are encouraging and demonstrate that the mineralization occurs over a considerable strike length. We are encouraged by the mineralization identified and the growing understanding about this complex multi-element project. We look forward to receiving the geophysical interpretations and reporting the assays when they are received,” said Seamus Young, President and CEO.

Michael Hibbitts, P.Geo, Consulting Geologist, is the Qualified Person responsible for the technical information in this news release.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. It has a tremendous property portfolio prospective for copper, gold, uranium and nickel. For more information on the Company and the properties please visit www.krl.net, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

“Seamus Young”

----------------------

Seamus Young

President and CEO

For Further Information Please Contact:

Seamus Young, President and CEO

604-689-0299 x 223

Judith Mazvihwa, CFO

604-689-0299 x224

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)	DATE: September 11, 2007

INTERNATIONAL KRL RESOURCES ANNOUNCES GRANT OF STOCK OPTIONS

Vancouver, Tuesday, September 11, 2007 – International KRL Resources Corp. (TSXV-IRK) today announced the grant of 1,600,000 stock options to certain directors, officers, employees and consultants under its incentive stock option plan.  The options are exercisable at a price of $0.16 per share for a period of two years, and are subject to a four month hold period.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. It has a tremendous property portfolio prospective for copper, gold, uranium and nickel. For more information on the Company and the properties please visit www.krl.net, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

“Seamus Young”

----------------------

Seamus Young

President and CEO

For Further Information Please Contact:

Seamus Young, President and CEO

604-689-0299 x 223

Judith Mazvihwa, CFO

604-689-0299 x224

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)	DATE: September 18, 2007

INTERNATIONAL KRL RESOURCES AND LOGAN RESOURCES OPTION THEIR TURN RIVER URANIUM-NICKEL PROJECT TO LONGVIEW CAPITAL PARTNERS

Vancouver, BC – Tuesday, September 18, 2007 – International KRL Resources Corp. (TSXV:IRK) and Logan Resources Ltd. (TSXV:LGR) are pleased to announce that they have signed an agreement with Longview Capital Partners Incorporated (TSXV:LV) granting Longview Capital Partners the option to earn a 50% interest in their Turn River uranium-nickel project in the Yukon for CDN$15 million in staged exploration expenditures.

The project has considerable potential for uranium and nickel, with a significant land package consisting of 3,531 claims over twelve independent blocks, covering 743 square kilometres (183,567 acres).  The property is located approximately 95 km northeast of Whitehorse and may be serviced from the Canol Road.  The highest known uranium silt geochemical values in the Yukon are found in the Cassiar Plateau region.  The uranium silt geochemical values from Turn River sampling are consistently high, with significant values of up to 291 ppm, which is 21 times higher than the 95th percentile (13.6 ppm) for uranium silt geochemical samples in the Yukon.  In addition, a 2003 regional stream geochemical survey conducted by the Geological Survey of Canada on the property returned values up to 545 ppm nickel which are coincident with an ultramafic intrusive package.  The elevated nickel values as well as the coincident ultramafic intrusive package make this a prime target area for nickel exploration.

Longview Capital Partners has assigned its option to It’s Your Nickel Exploration Ltd., a private company partially owned by Longview Capital.  If, as currently planned, It’s Your Nickel Exploration spends $2 million in year 1, $2 million in year 2, $3 million in year 3 and $4 million in years 4 and 5 for a total of $15 million, then It’s Your Nickel Exploration will own 50% of the Turn River Project and both International KRL Resources and Logan Resources would own 25% respectively. The Agreement is subject to the acceptance of the TSX Venture Exchange.

Seamus Young, President & CEO of both International KRL and Logan said, “We are delighted to have advanced the project to the next level by partnering with Longview Capital Partners, who have a very successful track record for building strong companies. Their newly created It’s Your Nickel Exploration Ltd. has started its corporate life with an option on an enviable property position for any exploration company.”

Michael Sanguinetti, P.Eng, Consulting Geologist, is the Qualified Person responsible for the technical content of this news release.

ON BEHALF OF THE BOARD OF

INTERNATIONAL KRL RESOURCES CORP. & LOGAN RESOURCES LTD.

“Seamus Young”

Seamus Young

President & CEO

For further Information Please Contact:

Seamus Young, President & CEO

International KRL Resources Corp. & Logan Resources Ltd.

604-689-0299 x223

Natasha Blackburn, Director of Corporate Development

International KRL Resources Corp. & Logan Resources Ltd.

604-689-0299 x 224

The RAYA Group, Investor Relations - Logan Resources Ltd.
Toll-free: 1-877-626-2121

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)	DATE: September 27, 2007

INTERNATIONAL KRL OPTIONS LEAD-ZINC-SILVER PROJECT; PLANS FALL 2007 DIAMOND DRILL PROGRAM

Thursday, September 27, 2007 – International KRL Resources Corp. (TSXV:IRK) today announced that it has acquired an option to earn a  60% interest in the Tim property (silver-lead-zinc) from Tarsis Capital Corp. The exploration target on the property is a high-grade silver-lead-zinc replacement-type, carbonate-hosted deposit similar to the Silvertip (Midway) Deposit, located 12 km to the SW. The Tim Property consists of 10 mineral claims covering 516 acres, located 72 km west of Watson Lake, Yukon. International KRL has staked an additional 279 claims contiguous to the Tim Property. The project, referred to by International KRL as the Kuda Project, now consists of 289 claims representing a total claimed area of 14,926 acres.

The Kuda project is a tremendous addition to International KRL’s exploration portfolio and provides exposure to a project with excellent high-grade silver-lead-zinc potential. The property’s location and access permit drilling in the winter months which complements the Company’s summer exploration programs at its other Yukon properties. International KRL has secured a drill for this program and anticipates mobilizing an exploration crew shortly to prepare for drilling.

The Kuda project was discovered in 1983 by Regional Resources Ltd. (later Fairfield) and initial work consisted of prospecting, geochemical surveys, mapping, road construction, induced polarization surveys and excavator trenching.  A trenching program (2,712 m) in 1988 tested two parallel zones of coincident soil geochemical and IP anomalies, which are referred to as the North and South zones. This trenching uncovered silver, lead and zinc bearing-iron and manganese oxides over widths of up to 30 metres, along a strike length of 1 km in the North zone.  Sample values include a four-metre chip sample averaging 10.28 opt silver and 9.12% lead from trench #3 and grab samples from trench #1 valued at 36.41 opt silver, 49.50% lead and 28.55 opt silver and 32% lead (Ref. 1988 Assessment Report, Fairfield Minerals Ltd.). A diamond drill program was recommended at that time but never drilled.

The Kuda property covers Lower Cambrian and Cambrian stratigraphy which is similar to the high-grade silver-lead-zinc, carbonate replacement deposit (manto type) at Silvertip. Exploration at Silvertip outlined mineralized zones containing a resource (non-43-101 compliant) of 2.57 million tonnes grading 325 g/t silver, 8.8% zinc and 6.4% lead (Ref. B.C. Mineral Exploration Review, 2000, Information Circular 2001-1).

Several priority drill targets have been identified from the plotted results of the coincident geochemical and IP anomalies and the excavator trenches. International KRL’s proposed 2007 exploration program will consist of grid relocation, possible trenching and sampling as well as diamond drilling.  Access and local infrastructure provides for a lengthy drilling and exploration season.

Under the terms of the Option Agreement, International KRL is required to issue a total of 1 million common shares and incur total expenditures of $3 million within four years in order to earn an undivided 60% interest in the property. The agreement is subject to the acceptance of the TSX Venture Exchange.

Michael Sanguinetti, P. Eng., Consulting Geologist, is the Qualified Person responsible for the technical information in this news release.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. It has a tremendous property portfolio prospective for uranium, base metals and precious metals. For more information on the Company and the properties please visit www.krl.net, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

“Seamus Young”

----------------------

Seamus Young

President and CEO

For Further Information Please Contact:

Seamus Young, President and CEO

604-689-0299 x 223

Judith Mazvihwa, CFO

604-689-0299 x224

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.